UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sales Agreement

Purple Biotech Ltd. (the “Registrant” or the “Company”) is announcing that on June 9, 2021, the Company entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC (the “Agent”) to issue and sell the Company’s American Depositary Shares, each representing 10 ordinary shares of the Company no par value (the “ADSs”), with gross sales proceeds of up to $50.0 million, from time to time, through an at the market offering through the Agent.

Subject to the terms and conditions of the Sale Agreement, the Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the ADSs with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in a written notice from the Company. The sales, if, under the Sale Agreement will be made (i) in negotiated transactions with the consent of the Company or (ii) by any other method permitted by law deemed to be an “at the market” offering as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions, sales made directly on The Nasdaq Capital Market or any other existing trading market of the ADSs. The Sale Agreement provides that the commission payable to the Agent for sales of ADSs with respect to which the Agent acts as sales agent shall be up to 4.0% of the gross proceeds of ADSs sold pursuant to the Sale Agreement.

The Sale Agreement contains customary representations and warranties of the parties to each other and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Agent and the Company have the right, by giving written notice as specified in the Sale Agreement, to terminate the Sale Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-235327), as supplemented by the prospectus supplement dated June 9, 2021 relating to the sale of the ADSs.

A copy of the Sale Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sale Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of ABZ Law Office of Jerusalem, Israel relating to the validity of the ordinary shares underlying the ADSs to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1. A copy of the opinion of Haynes and Boone LLP relating to the validity of the ADSs is filed herewith as Exhibit 5.2

This report on Form 6-K, and the above referenced registration statement and prospectus supplement, shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs or ordinary shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1:	Open Market Sale AgreementSM, dated as of June 9, 2021, by and between the Company and Jefferies LLC.

Exhibit 5.1:	Opinion of ABZ Law Office regarding the validity of the ordinary shares.

Exhibit 5.2:	Opinion of Haynes and Boone, LLP

Exhibit 23.1:	Consent of ABZ Law Office (included in Exhibit 5.1).

Exhibit 23.2:	Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 9, 2021	PURPLE BIOTECH LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

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